Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

Terra Innovatum Partners with ATB Riva Calzoni for Manufacturing of SOLO Micro-Modular Nuclear Reactor

●	Partnership establishes a comprehensive multi-phase collaboration for manufacturing of first-of-a-kind SOLO™ micro-modular nuclear reactor and preparation for serialization and industrialization by 2028

●	Major milestone in Terra Innovatum’s path to commercializing and deploying its SOLO™ micro-modular reactors at scale, marking a transformative step in the company’s clean energy mission

●	ATB Riva Calzoni brings leading heavy equipment engineering and manufacturing expertise, a deep global presence, and a proven history of servicing major U.S. and European nuclear companies

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / September 9, 2025 / – Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced Terra Innovatum has signed a memorandum of understanding (“MOU”) with ATB Riva Calzoni, a global supplier and manufacturer of nuclear components, for the preparation, development, and production of Terra Innovatum’s SOLOTM micro-modular nuclear reactor.

In Picture: Francesco Squaratti, Managing Director at ATB Riva Calzoni and Alessandro Petruzzi, Co-Founder & CEO at Terra Innovatum

“Signing this MOU with ATB is a major inflection point as we move closer to making the first commercial deployment of the SOLO™ micro-modular reactor a reality,” said Alessandro Petruzzi, CEO of Terra Innovatum. “Our shared commitment to quality and innovation will enable us to deliver reliable, affordable clean energy where it’s needed most, quickly and at scale.”

Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations continued: “This collaboration is a testament to Terra Innovatum’s vision and the tangible market momentum behind our advanced nuclear solution. With a leading manufacturing partner in place, already serving several nuclear leaders and colossal industry manufacturers, our path forward is clear, de-risked, and we are confident in deploying SOLO™ to by our target of 2028.”

Francesco Squaratti, Managing Director, ATB Riva Calzoni added: “We are proud to support the development and manufacturing of Terra Innovatum’s SOLO™ reactor and to partner on a project that delivers a reliable and safe energy solution. Combining ATB’s century-long legacy in complex energy infrastructure with Terra Innovatum’s micro-modular technology will help set new benchmarks in safety, performance, and sustainability for the nuclear industry.”

In Picture: ATB Riva Calzoni, Terra Innovatum, and GSR III Acquisition Corp leadership at ATB Headquarters.

ATB Riva Calzoni brings a heavy international presence – with deep operations in Europe and South America and offices across the U.S., Canada, Africa, and Australia – and a proven track record of supplying leading nuclear and energy companies worldwide. Many major U.S. and European players already rely on Italian manufacturers for critical components, and this partnership strengthens the Company’s manufacturing capabilities as it advances SOLO™ toward commercialization.

The framework for collaboration marks a breakthrough for the Company’s commercialization journey, unlocking the manufacturing scale and expertise needed to deliver the SOLO™ micro-modular reactor from concept to commercial reality. The multi-phase collaboration agreement supports SOLO™ development by advancing component readiness and accelerating production scale-up to deliver a market-ready clean energy solution that positions Terra Innovatum for commercial launch.

Under the MOU, Terra Innovatum and ATB will work closely to conduct joint feasibility studies and advance component design, safety evaluations, engineering validation, and regulatory and project risk assessments. At commercialization stage, ATB is expected to lead component manufacturing and commissioning of SOLOTM and support commercial production and manufacturing at scale.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum’s mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

2

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with their pending business combination, a Dutch public limited liability company (“Pubco”), GSR III Acquisition Corp. (“GSRT”) and Terra Innovatum s.r.l. (“Terra Innovatum” and, together with GSR III and Pubco, the “Registrant Parties”) have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of Pubco relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of GSRT to be distributed to holders of GSRT’s ordinary shares in connection with GSRT’s solicitation of proxies for a vote by GSRT’s shareholders with respect to the Business Combination and other matters described in the Registration Statement. The Registrant Parties also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of GSRT. INVESTORS OF THE REGISTRANT PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Registrant Parties once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by GSRT may be obtained free of charge by written request to GSRT at 5900 Balcones Drive, Suite 100, Austin TX 78731.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

3

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws

4

In connection with industry meetings that Terra Innovatum s.rl. (“Terra”) and GSR III Acquisition Corp. (“GSR”) are having, Terra and GSR provided the following investor presentation:

INVESTOR PRESENTATION | SEPTEMBER 2025 | GSR III ACQUISITION CORP (NASDAQ: GSRT) X NASDAQ : NKLR (Proposed Nasdaq Ticker) H.C. Wainwright Investor Presentation

INVESTOR PRESENTATION | SEPTEMBER 2025 | 2 For the purposes of this notice, this “presentation” will mean and include the slides, any oral presentation of the slides by members of management of GSR III Acquisition Corp . (“GSRT”) or Terra Innovatum s . r . l . (the “Company” or “Terra”) or any person on their behalf, any question - and - answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation . By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have ( i ) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation Confidentiality : This presentation is preliminary in nature and provided solely for informational and discussion purposes only and must not be relied upon for any other purposes . This presentation is intended solely for investors that are qualified institutional buyers (as defined in Rule 144 A under the Securities Act of 1933 , as amended (the “Securities Act”)), institutional accredited investors (as defined under Regulation D as promulgated under the Securities Act) and eligible institutional investors outside the U . S . and has been prepared for the purposes of familiarizing such investors with the potential business combination (the “Business Combination”) between GSRT and the Company and related transactions, including the proposed private offering of GSRT’s or the Company’s securities (the “PIPE” and together with the Business Combination, the “Proposed Transactions”) and for no other purpose . The release, reproduction, publication or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company and GSRT is unlawful and prohibited . Persons who possess this document should inform themselves about and observe any such restrictions . Each recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . By accepting this presentation, each recipient agrees : ( i ) that the information included in this presentation is confidential and may constitute material non - public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain and (iii) to use this presentation for the sole purpose of evaluating the Company and the Proposed Transactions . No Offer or Solicitation : This presentation and any oral statements made in connection with this presentation do not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, consent or approval in any jurisdiction in connection with the Proposed Transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction . This presentation does not constitute either advice or a recommendation regarding any securities . Any offer to sell securities pursuant to the PIPE will be made only pursuant to a definitive subscription or purchase agreement and will be made in reliance on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering . GSRT and the Company reserve the right to withdraw or amend for any reason any offering and to reject any subscription or purchase agreement for any reason . The communication of this presentation is restricted by law ; in addition to any prohibitions on distribution otherwise provided for herein, this presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction . No Representations or Warranties : No representations or warranties, express or implied, are given in, or in respect of, this presentation or as to the accuracy, reasonableness or completeness of the information contained in or incorporated by reference herein . To the fullest extent permitted by law, in no circumstances will GSRT, the Company or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . Certain information contained herein has been derived from sources prepared by third parties . While such information is believed to be reliable for the purposes used herein, none of the Company, GSRT or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents has independently verified the data obtained from these sources or makes any representation or warranty with respect to the accuracy of such information . Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with GSRT, the Company or their respective representatives as investment, legal or tax advice . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Company, GSRT or the Proposed Transactions . Recipients of this presentation should each make their own evaluation of the Company, GSRT or the Proposed Transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Recipients are not entitled to rely on the accuracy or completeness of this presentation and are entitled to rely solely on only those particular representations and warranties, if any, which may be made by GSRT or the Company to a recipient of this presentation or other third party in a definitive written agreement, when, and if executed, and subject to the limitations and restrictions as may be specified therein . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Any representations, warranties, agreements or covenants between the recipient and any parties involved in the Proposed Transactions will be set forth in definitive agreements by and among such persons . The Company and GSRT expressly disclaim any duty to update the information contained in this presentation, whether as a result of new information, future events or otherwise . Forward - Looking Statements : This presentation includes “forward - looking statements” within the meaning of the federal securities laws, including, but not limited to, opinions and projections prepared by the Company’s and GSRT’s management . Forward - looking statements generally relate to future events or the Company’s or GSRT’s future financial or operating performance, including pro forma and estimated financial information, and other “forward - looking statements” (as such term is defined in the Private Securities Litigation Reform Act of 1995 ) . For example, projections of future EBITDA, Adjusted EBITDA and other metrics are forward - looking statements . The recipient can identify forward - looking statements because they typically contain words such as “outlook,” “believes,” “expects,” ” will,” “projected,” “continue,” “increase,” “may,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negatives or variations of these words or other comparable words and/or similar expressions (but the absence of these words and/or similar expressions does not mean that a statement is not forward - looking) . These forward - looking statements specifically include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits of the Proposed Transactions and the potential success of the Company’s strategy and expectations related to the terms and timing of the Proposed Transactions . Forward - looking statements, opinions and projections are neither historical facts nor assurances of future performance . Instead, they are based only on the Company’s and GSRT’s current beliefs, expectations and assumptions regarding the future of their respective businesses and of the combined company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions . Because forward - looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s or GSRT’s control . These uncertainties and risks may be known or unknown . Factors that may cause actual results to differ materially from current expectations include, but are not limited to : changes in domestic and foreign business, market, financial, political and legal conditions ; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of GSRT or Terra is not obtained ; failure to realize the anticipated benefits of the proposed business combination ; risks relating to the uncertainty of the projected financial information with respect to Terra ; future global, regional or local economic and market conditions ; the development, effects and enforcement of laws and regulations ; Terra’s ability to manage future growth ; Terra’s ability to develop new products and services, bring them to market in a timely manner, and make enhancements to its platform ; the effects of competition on Terra’s future business ; the amount of redemption requests made by GSRT’s public shareholders ; the ability of GSRT or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; and those factors described or referenced in GSRT’s final initial public offering prospectus dated November 7 , 2024 under the heading “Risk Factors,” and other documents of GSRT filed, or to be filed, from time to time with the SEC . If any of these risks materialize or the Company’s or GSRT’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward - looking statements contained herein . In addition, forward - looking statements reflect the Company’s and GSRT’s expectations and views as of the date of this presentation . The Company and GSRT anticipate that subsequent events and developments will cause their respective assessments to change . However, while the Company and GSRT may elect to update these forward - looking statements in the future, each of them specifically disclaims any obligation to do so . Accordingly, you should not place undue reliance on the forward - looking statements, which speak only as of the date they are made . DISCLAIMER

INVESTOR PRESENTATION | SEPTEMBER 2025 | 3 Use of Projections : This presentation contains financial forecasts with respect to the Company’s projected financial results . Such projected financial information constitutes forward - looking information, is included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved . The independent auditors of the Company and GSRT have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have expressed no opinion and have not provided any other form of assurance with respect thereto for the purpose of this presentation . Financial Information ; Non - GAAP Measures : Certain of the financial information and data contained in this presentation have not been subject to a completed audit and do not conform to Regulation S - X promulgated under the Securities Act . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement or prospectus that may be filed with the Securities and Exchange Commission (the “SEC”) . This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, Adjusted EBITDA, Adjusted Gross Profit and certain ratios and other metrics derived therefrom . The Company defines ( i ) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Adjusted EBITDA as EBITDA further adjusted by the removal of certain non - recurring costs and assumed public company costs . The Company defines Adjusted Gross Profit as revenue less cost of revenue (excluding depreciation and amortization) . These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results . Such measures may not be indicative of the Company’s historical operating results nor are such measures meant to be predictive of future results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . As such, undue reliance should not be placed on these non - GAAP financial measures . The Company believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Please refer to footnotes where presented on each page of this presentation and/or to the appendix found at the end of this presentation for more details regarding the calculations of such measures and/or for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with GAAP . This presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Industry and Market Data : In this presentation, the Company relies on and refers to certain information and statistics obtained from third - party sources which it believes to be reliable . Neither the Company nor GSRT has independently verified the accuracy or completeness of any such third - party information . Trademarks and Trade Names : The Company and GSRT own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or GSRT, or an endorsement or sponsorship by or of the Company or GSRT . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, or ℠ symbols, but such references are not intended to indicate, in any way, that the Company or GSRT will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names . Additional Information About the Proposed Business Combination and Where to Find It : The parties have filed a registration statement on Form S - 4 (the “Registration statement”) that includes a preliminary proxy statement/prospectus of the SPAC . The Registration Statement is not yet effective . The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of the GSRT’s shareholders to be held to approve the Business Combination and other matters (the “Special Meeting”) . GSRT may also file other document with the SEC regarding the proposed Business Combination . GSRT shareholders and other interested person are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination . When available, the definitive proxy statement/prospectus will be mailed to GSRT shareholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting . Shareholders may also obtain a copy of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by GSRT, without charge, at the SEC’s website located at www . sec . gov . Participants in the Solicitation : GSRT, Terra and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from GSRT’s shareholders in connection with the proposed Business Combination . You may obtain more detailed information regarding the names and interests in the Business Combination of GSRT’s directors and officers in the GSRT’s filing with SEC . information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the GSRT shareholder in connection with the Business Combination will be set forth in the proxy statement/prospectus forming a part of the Registration Statement . Investors and security holders of GSRT are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available because they will contain important information about the Business Combination . DISCLAIMER

HIGHLY EXPERIENCED TEAM OF **NUCLEAR INDUSTRY EXPERTS**



Alessandro Petruzzi (PhD)
CO-FOUNDER &
CHIEF EXECUTIVE OFFICER



Cesare Frepoli (PhD)
CO-FOUNDER,
CHIEF OPERATING OFFICER
& LICENSING DIRECTOR



Marco Cherubini (PhD)
CO-FOUNDER,
CHIEF TECHNOLOGY OFFICER
& PRODUCT DIRECTOR



Guillaume Moyen (MBA)
PARTNER,
CHIEF FINANCIAL OFFICER



Massimo Morichi (PhD)
PARTNER,
CHIEF STRATEGY OFFICER &
SOLO SAFEGUARDS DIRECTOR



Giordano Morichi
PARTNER, CHIEF BUSINESS
DEVELOPMENT OFFICER
& INVESTOR RELATIONS

180 YEARS
COMBINED YEARS OF EXPERIENCE

11+
INTERNATIONAL PATENTS

N.IN.E.
FPoliSolutions
Westinghouse
AREVA
ansaldo nucleare
EG&G
CANBERRA
ORTEC
COGEMA
CAEN
DANGOTE
KPMG
MORICHI ENTERPRISES
micado
unite
Kluz Ventures
WEALTHARC
AVP

TERRA INNOVATUM | SOLO
INVESTOR PRESENTATION | **SEPTEMBER 2025** | 4

INVESTOR PRESENTATION | SEPTEMBER 2025 | 5 5 5 5 5 INVESTOR PRESENTATION | SEPTEMBER 2025 | MAKING NUCLEAR POWER ACCESSIBLE We Plan to Deliver Simple and Safe Micro - Reactor Solutions That are Scalable, Affordable and Deployable Anywhere, 1MWe at a time

TERRA INNOVATUM

Expect to Lead the Nuclear Revolution with a **Differentiated Approach**


SOLO
SOLO

(1) Levelized cost of energy, which is defined as the average cost per kilowatt hour of electricity produced over the life of the SOLO reactor. Calculated by taking the sum of all costs like initial capital investment, operation and maintenance and fuel costs, and dividing by the expected energy production over the life of the SOLO reactor. Figure above assumes a 45-year life for the SOLO reactor including the cost of two re-fuelings, one at year 15 and another at year 30. This LCOE doesn't include transportation and distribution costs as SOLO is off-grid.

CAPITALIZING ON A MEGATREND

Addressing growing demand for electricity generation **with a modular low-carbon, cost-competitive and reliable solution**

SAFETY AND SAFEGUARDS AS THE #1 PRIORITY

Designed with **specific safety and safeguard parameters** to streamline regulatory approval including reactor size, power levels and real-time monitoring

DESIGN AND UNIT ECONOMICS DRIVES DIVERSE END MARKET EXPOSURE

10-meter cube size and LCOE[(1)] of $0.07/kWh addresses key customers beyond datacenters, including industrial production and factories, rural and remote locations, mining, healthcare and radio isotope production, desalination, defense, space, and other major verticals

DE-RISKED BUSINESS MODEL

Factory assembly materially reduces costs; use of **low-enriched uranium (4.95% LEU) fuel** and readily available components de-risks supply chain, avoids proliferation risks and further simplifies regulatory approval

TEAM OF NUCLEAR VETERANS

Combined 180 years of experience in nuclear engineering, design, safety, operations, licensing and regulatory matters

TERRA INNOVATUM | SOLO
INVESTOR PRESENTATION | SEPTEMBER 2025 | 6

INVESTOR PRESENTATION | SEPTEMBER 2025 | Small, Safe, and Factory Assembled – Design Completed 7 7 7 INVESTOR PRESENTATION | SEPTEMBER 2025 | GENERATES 1MWe/4MWth RUNS 24/7 REMOTELY OPERATED NO EXPLOSION OR MELTING RISK NO PROLIFERATION RISK NO EMERGENCY ZONE AREA 10MX10MX10M SIZE 1 (1) The dimensions include the biological shield

INVESTOR PRESENTATION | SEPTEMBER 2025 | 8 8 8 8 8 8 8 INVESTOR PRESENTATION | SEPTEMBER 2025 | MODULAR BY DESIGN Scalable in Power, Cost, and Footprint 1GWe UP TO 3MWe - 12MWth BENEFITS OF MODULARITY | Scalability | Redundancy | Standardized Construction | Proximity

INVESTOR PRESENTATION | SEPTEMBER 2025 | 9 BROADLY DIVERSIFIED END MARKETS Ideally Suited for Multiple Applications (1) All estimates based on management’s current expectations. Actual number of SOLO reactors deployed will depend on a number of external factors and may vary materially from the estimates presented here With minimal site requirements, low maintenance capital costs and long periods between refueling, SOLO is ideal for a broad and diverse set of end markets, including opportunities to support co - generation (use of power and heat) applications. INFRASTRUCTURE / UTILITIES ▪ Remote, Rural and Island Communities ▪ Defense Installations ▪ Water Treatment and Desalination ▪ Energy Storage / Generator Replacement ▪ Shipping Ports & Marine Terminals ▪ EV Charging ▪ Hotels / Resorts ILLUSTRATIVE PER - SITE NEED (1) 1 - 5+ SOLOs INDUSTRIAL / FACTORIES (CO - GENERATION OPPORTUNITY) ▪ Materials Production ▪ Manufacturing ▪ Semiconductor Fabrication ▪ Oil and Gas Operations ▪ Mining Projects 1 - 20+ SOLOs MEDICAL / HEALTHCARE ▪ Hospital and Medical Facilities ▪ Radioisotope Production ▪ Pharmaceutical Facilities 1 - 5+ SOLOs DATA CENTERS / AI / CRYPTOCURRENCY MINING 30 - 300+ SOLOs

INVESTOR PRESENTATION | SEPTEMBER 2025 | 10 [TBD] (15) U.S. SMR Universe <5MWe <15MWth Kaleidos (1.2) Odin (1.25) SOLO w/LEU (1) eVinci (5) Natrium (345) BWRX - 300 (300) IMSR (195) Hermes (140) ARC - 100 (100) Xe - 100 (80) VOYGR (77) FMR (50) Aurora (15) Aalo - 1 (10) eVinci (5) AP300 (300) LFTR (100) PWR - 20 (20) Kaleidos (1.2) SOLO w/LEU (1) SMR - 300 (300) MSR - 1 (100) Odin (1.25) Aurora (50) Can be Assembled in Existing Factories (Driver of Low Cost) No Risk of Meltdown (Unique Safety Profile) <5% Fuel Low Enriched Uranium Fuel Readily Available Today (Driver of Low Cost) Source: Company websites and NRC site. https://www.nrc.gov/reactors/new - reactors/advanced/who - were - working - with/pre - application - activities.html#gaes Note: Texts below logos indicate name of reactors, and numbers in parentheses indicate MWe. TERRA INNOVATUM’S UNIQUE POSITIONING IN THE SMR SECTOR n=1 n>20 n=4 SOLO w/LEU (1)

INVESTOR PRESENTATION | SEPTEMBER 2025 | 11 Bottom line: Terra’s fuel flexibility significantly reduces time to market risk by being able to operate with LEU, while at the same time enjoying all the benefits of HALEU once it becomes widely available (1) Based on the neutronics analysis, with the use of HALEU, SOLO could either (i) operate at a large power output of 20MWth for 15 - years, or (ii) operate at the same power output of 4MWth for ~70 years. Increasing the power output, however, would require a change to the des ign of the reactor, while operating at the same power for a longer period of time would not require such design changes. ▪ SOLO provides the only platform to be able to transition from currently licensed fuel products (LEU) to future fuel products and supply (HALEU) ▪ LEU: can operate for ~15 years without need for refueling ▪ HALEU: can operate for ~70 years without need for refueling (1) ▪ As of today, certain non - fuel materials would need to be replaced at ~45 years ▪ SOLO can also benefit from current and future accident tolerant fuel (ATF) solutions related to new clad material, which would allow an increase of the average working temperature, consequently improving the thermodynamic efficiency and possibly extending its industrial applications FUEL CYCLE ANALYSIS 15 30 70 15 0 10 20 30 40 50 60 70 80 HALEU LEU Years (1) P=4MWth P=4MWth P=10MWth P=20MWth fills the gap between the current use of standard LEU and HALEU BUILT ON WIDELY AVAILABLE LEU FORWARD - COMPATIBLE WITH HALEU

INVESTOR PRESENTATION | SEPTEMBER 2025 | 12 Built For Rapid & Scalable Commercialization at Low Costs JANUARY 2025 2025 / 2026 2027 2028 Regulatory Engagement Plan Filed with NRC LATE - YEAR Estimated operating license approval MID - YEAR Estimated commercialization of first SOLO ONGOING >>> Continue building supply chain through partnerships and engaging with potential customers 2029+ Scale to 1,000 SOLOs per year >>> OFF - THE - SHELF COMPONENTS COMMERCIALLY AVAILABLE FUEL FACTORY ASSEMBLED REPEATABLE DESIGN

INVESTOR PRESENTATION | SEPTEMBER 2025 | 13 COMMERCIALIZATION UPDATES First Deployment Site for First - Of - A - Kind SOLO ADVANCED DISCUSSIONS FOR FUTURE DEPLOYMENT OPPORTUNITIES In talks with a range of deployment opportunities, including laboratories, national defense entities, nations, utilities, AI/data center developers, and industrials MOU OFFERS RUNWAY FOR EXPANSION Rock City MOU includes an option to deploy up to 50 SOLO reactors (50 MWe) to meet rising demand for secure, clean behind - the - meter energy ▪ Initial 15 - year supply term with potential for 45 - year operations through modular core - swap lifecycle, enhancing local energy infrastructure resilience (pending NRC approval) STRATEGIC FIRST LOCATION Rock City’s 6 million sq. ft. underground industrial park site enables licensing, testing, and construction ; strong location and close proximity to nuclear ecosystem supports collaboration and talent ROCK CITY VALIDATES COMMERCIAL SCALE Rock City site announcement demonstrates SOLO TM ’s go - to - market strategy — a reactor purpose - built for commercial scale, progressing from FOAK to broader deployment across industrial and public sectors Rock City Admiral Parkway Development (“Rock City”)

INVESTOR PRESENTATION | SEPTEMBER 2025 | 14 SUPPLY CHAIN UPDATES Developing a Robust Supply Chain ▪ Supports NRC - approved Instrumentation & Control (I&C) systems and global manufacturing for SOLO reactors Paragon Energy Solutions Partnership ▪ Expands access to DOE/DOD funding programs, regulatory advisory support, and strategic investors TechSource Partnership Pursuing strategic partnerships for production and development of key components, safeguards monitoring, fuel and factory assembly ▪ Supports preparation, development, and production of FOAK SOLO reactor for target deployment of 2028 and full - scale commercialization ATB Riva Calzoni Partnership

POST-CLOSING BOARD OF DIRECTORS: DEEP PUBLIC COMPANY FINANCE, GOVERNANCE, NUCLEAR TECHNOLOGY AND LEADERSHIP EXPERIENCE

Independent Chair



Katherine Williams

FORMER FRAMATOME CEO,
SOLESTISS CFO

Director



Alessandro Petruzzi

TERRA INNOVATUM
CO-FOUNDER &
CHIEF EXECUTIVE OFFICER

Director



Cesare Frepoli

TERRA INNOVATUM CO-FOUNDER,
CHIEF OPERATING OFFICER
& LICENSING DIRECTOR

Director



Guillaume Moyen

TERRA INNOVATUM
PARTNER,
CHIEF FINANCIAL OFFICER

Director



Massimo Morichi

TERRA INNOVATUM PARTNER,
CHIEF STRATEGY OFFICER &
SOLO SAFEGUARDS DIRECTOR

Independent Director



Martha Crawford

MACQUARIE GROUP
OPERATING PARTNER

Independent Director



Rex Jackson

FORMER CHARGEPOINT
(NYSE: CHPT) CFO

Independent Director



Peter Hastings

FORMER KAIROS POWER VP
OF REGULATORY, QUALITY
AND PUBLIC AFFAIRS

Independent Director



Michael Howard

WORLD ENERGY COUNCIL CHAIR,
ELECTRIC POWER RESEARCH
INSTITUTE CEO EMERITUS

TERRA INNOVATUM | SOLO™

INVESTOR PRESENTATION | **SEPTEMBER 2025** | 15

UNIT ECONOMICS

Illustrative Unit Economics[1] (First 15 Years) NOAK[2] (At 1,000 Units)


$17.5
$1.5
$19.0
$3.5
$8.0
$0.8
$6.7
Sale of SOLO
Service Revenue
Total Revenue
Fuel Cost
Other SOLO Costs
Service Cost
Unit-Level Cashflow

Assumptions and Cashflow Margins

- Assumes $100K annual maintenance, remote performance and safeguard monitoring
- Unit-level cashflow margin
  - At 1,000 units: 35% of revenue
  - At 10,000 units: 55% of revenue

Direct User Final Electricity Cost Calculations (LCOE[3])

- For a direct user of a SOLO, the final electricity cost is equal to the LCOE
  - 45 Years (assuming 2 refuelings): $0.07/kWh[4]
  - 45 Years (using HALEU): $0.045/kWh[5]

Note: Other Costs include all capital costs, including balance of plant, contingency and transportation costs.
For each respective time period, LCOE defined as total capital and maintenance costs, divided by total kWh produced. Unit economics and LCOE calculations do not include annual license or decommissioning fees.
(1) Unit economic estimates are presented for illustrative purposes only and is subject to change based upon a number of external factors and may vary materially from the estimates presented here.
(2) Nth-of-a-Kind.
(3) Levelized Cost of Energy.
(4) Includes cost of fuel and other capital and transportation costs associated with the refueling. Assumes yearly kWh produced of ~10.6mm.
(5) Assumes that in the future HALEU can be obtained at similar cost of LEU today; no refueling required during the 45-year period when using HALEU. Assumes yearly kWh produced of ~10.8mm.

TERRA INNOVATUM | SOLO
INVESTOR PRESENTATION | SEPTEMBER 2025 | 16

INVESTOR PRESENTATION | SEPTEMBER 2025 | 17 VALUATION Benchmarking vs. Key Metrics Source: SEC filings and FactSet as of July 16, 2025 (1) Excludes earnout shares. (2) Terrestrial Energy announced a merger with HCM II Acquisition Corp. on March 26, 2025, and the transaction has not closed yet. EXPECTED FOAK / COMMERCIALIZATION REGULATORY ENGAGEMENT PLAN FILED SUPPLY CHAIN 2028 – 2029 Pre IPO Readily Available 2029 – 2030 Pre IPO Readily Available 2034 Pre IPO Molten Salt Fuel Not Readily Available 2030 – 2031 Not Yet HALEU Fuel Not Readily Available 2027 – 2028 Pre IPO HALEU Fuel Not Readily Available (US$ IN MILLIONS) Negotiated Equity Value / At IPO Market Cap. (1) Current Market Cap. $475 $13,108 $1,875 $9,411 $850 $1,535 $114 $925 . (2)

INVESTOR PRESENTATION | SEPTEMBER 2025 | 18 TRANSACTION OVERVIEW $475 million at $10/share Equity Consideration to Existing Terra Shareholders (1) Share price based earnout milestones will be achieved when respective share prices are satisfied for 5 trading days of any consecutive 20 trading day period. ▪ Terra shareholders to roll over 100% of existing equity and all net transaction proceeds to be invested in the Company ▪ Terra is highly incentivized to progress through the NRC process via earn - out of 80 million shares vested equally as follows: ▪ Submittal and docketing of 75% (10 of 13) of the planned Pre - Application Topical Reports, or $12/share (1) ; ▪ U.S. NRC Docketing of the SOLO Construction Permit Application (PSAR), or $14/share (1) ; ▪ Acceptance and docketing of SOLO Test Reactor Construction Permit (FSAR and CPA), or $16/share (1) ; ▪ Issuance of Operating License (OLA) of SOLO Test Reactor, or $18/share (1) ▪ Single class of shares and straightforward corporate structure Key Transaction Terms Aligned with Public Investors 18 18 INVESTOR PRESENTATION | SEPTEMBER 2025 | TERRA INNOVATUM’S UNIQUE COMBINATION OF ATTRIBUTES Safety profile that can only be achieved by micro reactors Ability to use fuel and components that are all licensed today and can be sourced from various suppliers, therefore avoiding cost and delays of HALEU Small and standardized size allows for the use of the existing nuclear manufacturing supply chain without the need to build own manufacturing facilities in the near - term Behind the meter capability RESULTING IN A VERY LOW LEVELIZED COST OF ENERGY = + + +

INVESTOR PRESENTATION | SEPTEMBER 2025 | 19 Investor Relations Contacts Giordano Morichi Partner, Chief Business Development Officer & Investor Relations Terra Innovatum S.r.l. E: g.morichi@terrainnovatum.com Nicholas Hresko - Staab Vice President Investor & Media Relations Alliance Advisors IR E: TerraIR@allianceadvisors.com